SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                         Enterasys Networks, Inc. (ETS)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293637104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Alan Fournier
                               c/o Pennant Capital Management, LLC
                               40 Main Street
                               Chatham, NJ 07928
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 293637104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pennant Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,563,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,563,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON

CUSIP No. 293637104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan Fournier
     c/o Pennant Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,563,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,563,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14.  TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

     The name of the issuer is the Enterasys Networks, Inc., a Massachusetts corporation (the "Issuer"). The address of the Issuer's offices is 50 Minuteman Road, Andover, Massachusetts 01810. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2. Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pennant Capital Management, LLC, a Delaware limited liability company (the "Pennant Capital"), and Alan Fournier, a United States citizen (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Reporting Persons is 40 Main Street Chatham, NJ 07928. Pennant Capital serves as either the investment manager or the management company to Pennant Offshore Partners, Ltd., a Cayman Islands investment fund, Pennant Onshore Partners, LP, a Delaware investment fund and Pennant Onshore Qualified, LP, a Delaware investment fund (each a "Fund" and collectively the "Funds"). Mr. Fournier serves as the managing member of Pennant Capital and is primarily responsible for all investment decisions regarding each Fund's investment portfolio. The Shares reported herein are held in the portfolios of the Funds.

     (d) Alan Fournier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares reported herein came from the working capital of the Funds. The total cost for such Shares is $13,254,474.

     No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of the Funds. The acquisitions of such Shares were made in the ordinary course of the Reporting Persons' business.

     The Reporting Persons believe that the Issuer should consider taking immediate steps to maximize shareholder value, which steps may include, among other things, reducing expenses while stabilizing revenue or conducting a private sale of the Issuer or other disposition of the Issuer or its assets. If the Issuer does not promptly take proactive steps to maximize shareholder value, the Reporting Persons may take actions to alter the composition and direction of the Issuer's board of directors. The Reporting Persons have communicated these views to the Issuer.

     In an effort to protect the investments made by the Reporting Persons on behalf of the Funds, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of the Shares beneficially owned by the Reporting Persons from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     In addition to or instead of the actions described above, the Reporting Persons may engage in and may plan for their engagement in a transaction or transactions which relate to or would result in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,563,875 Shares, or 5.7% of the Shares of the Issuer, based upon the 27,329,238 Shares outstanding as of November 7, 2005, according to the Issuer's most recent Form 10-Q.

     Alan Fournier shares the power to vote or direct the vote of 1,563,875 Shares to which this filing relates.

     Alan Fournier has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Alan Fournier shares the power to dispose or direct the disposition of the 1,563,875 Shares to which this filing relates.

     Alan Fournier has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Alan Fournier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     Pennant Capital shares the power to vote or direct the vote of 1,563,875 Shares to which this filing relates.

     Pennant Capital has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Pennant Capital shares the power to dispose or direct the disposition of the 1,563,875 Shares to which this filing relates.

     Pennant Capital has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Pennant Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     Each of the Funds has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were all effected in broker transactions as set forth on Schedule B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

     Exhibit A: Agreement between the Reporting Persons to file jointly

     Exhibit B: Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14,2006
                                    ----------------------------------------
                                                (Date)


                                                PENNANT CAPITAL MANAGEMENT, LLC*

                                                /s/ Alan Fournier
                                                -----------------
                                                By: Alan Fournier
                                                    Managing Member


                                                ALAN FOURNIER*

                                                /s/ Alan Fournier
                                                -----------------
                                                    Alan Fournier

----------
* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated February 14, 2006 relating to the Common Stock of Enterasys Networks, Inc. shall be filed on behalf of the undersigned.


                                                PENNANT CAPITAL MANAGEMENT, LLC

                                                /s/ Alan Fournier
                                                -----------------
                                                By: Alan Fournier
                                                    Managing Member


                                                ALAN FOURNIER

                                                /s/ Alan Fournier
                                                -----------------
                                                Alan Fournier

                                                                       Exhibit B

                        Transactions in the Common Stock
                        --------------------------------

   Date of                 Number of Shares
 Transaction               Purchased/Sold               Price of Shares
 -----------               --------------               ---------------


5/5/2005                   208,900 Purchased             $0.820
5/6/2005                   291,100 Purchased             $0.820
5/10/2005                  49,500 Purchased              $0.790
5/11/2005                  150,800 Purchased             $0.780
5/12/2005                  135,400 Purchased             $0.770
5/16/2005                  89,100 Purchased              $0.770
5/26/2005                  10,000  Purchased             $0.990
6/24/2005                  1,000,000 Purchased           $0.930
7/1/2005                   90,540 Purchased/Sold(1)      $0.900
10/11/2005                 255,100 Sold                  $1.343
10/12/2005                 272,400 Sold                  $1.313
10/17/2005                 103,200 Sold                  $1.331
10/26/2005                 32,900 Purchased              $1.300
10/27/2005                 210,000 Purchased             $1.302
12/1/2005                  4,500 Sold                    $13.028(2)

(1)  Re-balancing trade between the Funds

(2) Sale price reflects a 1-for-8 reverse split in the Shares effective as of October 28, 2005


SK 03461 0004 643209